Hammerhead Energy Inc.

Management's Discussion and Analysis

As at and for the Three Months Ended

March 31, 2023

Dated: May 11, 2023

1 | Hammerhead Energy Inc.	Management Discussion & Analysis

Management Discussion and Analysis

In this management's discussion and analysis ("MD&A"), unless otherwise indicated or the context otherwise requires, the terms "we", "us", "our", "HEI", "Hammerhead" and "the Company" refers to Hammerhead Energy Inc., as the parent corporation. Hammerhead Energy Inc. was incorporated pursuant to the provisions of the Business Corporations Act (Alberta). This MD&A is comprised of the accounts of HEI and its wholly owned subsidiaries, Hammerhead Resources ULC and Prairie Lights Power GP Inc., and prior period amounts are those of Hammerhead Resources Inc. ("HHR"), the operating entity prior to amalgamation.

On February 23, 2023, the Company completed a plan of arrangement pursuant to a business combination agreement with Decarbonization Plus Acquisition Corporation IV ("DCRD"), an affiliate of the Company's controlling shareholder, Riverstone Holdings LLC ("Riverstone"), and certain other parties and their respective shareholders. Pursuant to the plan of arrangement, DCRD amalgamated with a wholly owned subsidiary of the Company which was incorporated for the purpose of effecting the business combination to form Hammerhead Energy Inc. Also pursuant to the plan of arrangement, the operating entity, HHR amalgamated with a wholly owned subsidiary of DCRD incorporated to effect the business combination to form Hammerhead Resources ULC, a wholly owned subsidiary of HEI. See the subsection "Business Combination" in this MD&A for further information.

HEI also has a wholly owned subsidiary, Prairie Lights Power GP Inc., incorporated on March 11, 2019, and an associated limited partnership, Prairie Lights Power Limited Partnership. The power related project has no active operations as at the date of this MD&A.

The Company is controlled by Riverstone and its affiliates. The Company's head office is located at Eighth Avenue Place, East Tower, Suite 2700, 525-8th Avenue SW, Calgary, Alberta, T2P 1G1.

Hammerhead is an oil and natural gas exploration, development and production company. Hammerhead's reserves, producing properties and exploration prospects are located in the province of Alberta in the Deep Basin of West Central Alberta where it is developing multi-zone, liquids-rich oil and gas plays. The consolidated financial statements of the Company, as well as other information relating to the Company can be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar under the profile for Hammerhead Energy Inc.

The following MD&A provides management's analysis of the Company's results of operations and financial position as at and for the three months ended March 31, 2023 and March 31, 2022. This MD&A is dated May 11, 2023 and should be read in conjunction with the unaudited condensed interim consolidated financial statements as at and for the three months ended March 31, 2023 (the "Interim Financial Statements"), the audited consolidated financial statements of HHR as at and for the years ended December 31, 2022, December 31, 2021 and December 31, 2020 (the "2022 Financial Statements") and the 2022 annual MD&A (the "Annual MD&A") of HHR.

This MD&A contains forward-looking statements and non-GAAP measures. Readers are cautioned that the MD&A should be read in conjunction with the Company’s disclosures under the headings “Forward-Looking Statements” and “Other Advisories - Non-GAAP and Other Specified Financial Measures” included at the end of this MD&A. Refer to the "Non-GAAP and Other Specified Financial Measures" section of this MD&A for reconciliations and information regarding the following measures and ratios used in this MD&A: "capital expenditures", "available funding", "operating netback", "funds from operations", "adjusted funds from operations", "free funds flow", operating netback per boe", "funds from operations per boe", "funds from operations per basic share and diluted share", "corporate netback per boe", "adjusted funds from operations per basic and diluted share", "adjusted EBITDA", "annualized adjusted EBITDA", "adjusted working capital", "net debt", "net debt to adjusted EBITDA" and "net debt to annualized adjusted EBITDA".

2 | Hammerhead Energy Inc.	Management Discussion & Analysis

All financial information has been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") as set out in Part I of the CPA Canada Handbook - Accounting, using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

Unless otherwise noted, all financial information provided herein is reported in Canadian dollars and tabular dollar amounts are presented in thousands. Production volumes are presented on a working-interest basis before royalties.

3 | Hammerhead Energy Inc.	Management Discussion & Analysis

Operational and Financial Summary

	Three Months Ended March 31,
(Cdn$ thousands, except per share amounts, production and unit prices)	2023	2022	% Change

Production volumes
Crude oil (bbls/d)	14,813	9,874	50
Natural gas (Mcf/d)	127,322	113,703	12
Natural gas liquids (bbls/d)	3,958	4,030	(2)
Total (boe/d)	39,992	32,854	22

Liquids weighting %	47	42

Oil and gas revenue ($/boe)	60.31	64.10	(6)

Operating netback ($/boe) [1]	39.18	36.22	8

Oil and gas revenue	217,054	189,542	15

Operating netback [2]	141,023	107,108	32

Net cash from operating activities	115,541	70,463	64
Per common share - basic [3]	2.25	2.82	-20
Per common share - diluted [3]	2.25	2.82	-20

Adjusted funds from operations [4]	128,794	100,464	28
Per common share - basic [3,5]	2.51	4.02	-38
Per common share - diluted [3,5]	2.51	4.02	-38

Corporate netback ($/boe) [6]	35.78	33.98	5

Net loss	(133,659)	(6,442)	1,975
Net loss attributable to ordinary equity holders	(137,749)	(12,325)	1,018
Per common share - basic [3]	(2.68)	(0.49)	447
Per common share - diluted [3]	(2.68)	(0.49)	447

Net cash used in investing activities	142,323	95,514	49
Capital expenditures [7]	172,442	82,488	109

Free funds flow [8]	(43,648)	17,853	N/A

Weighted average common shares outstanding [9]
Basic [3]	51,395	24,994	106
Diluted [3]	51,395	24,994	106

	As at March 31,
FINANCIAL	2023	2022
Adjusted working capital deficit [10]	93,699	16,470
Available funding [11]	51,468	206,930
Net debt [12]	379,755	277,549

1 Operating netback per boe is a non-GAAP measure. Oil and gas revenue per boe is the most directly comparable GAAP measure to operating netback per boe. Refer to the subsection "Other Advisories - Non-GAAP and Other Specified Financial Measures".

2 Operating netback is a non-GAAP measure. Oil and gas revenue is the most directly comparable GAAP measure to operating netback. Refer to the subsection "Other Advisories - Non-GAAP and Other Specified Financial Measures".

4 | Hammerhead Energy Inc.	Management Discussion & Analysis

3 In comparative periods, per common share amounts are Hammerhead Resources Inc. The weighted average common shares outstanding in these periods has been scaled by the applicable exchange ratio following the completion of the business combination with DCRD. Refer to the subsection "Business Combination".

4 Adjusted funds from operations is a non-GAAP measure. Net cash from operating activities is the most directly comparable GAAP measure to adjusted funds from operations. Refer to the subsection "Other Advisories - Non-GAAP and Other Specified Financial Measures".

5 Adjusted funds from operations per basic and diluted common share are non-GAAP measures. Net cash from operating activities per basic and diluted share are the most directly comparable GAAP measure to adjusted funds from operations per basic and diluted common share. Refer to the subsection "Other Advisories - Non-GAAP and Other Specified Financial Measures".

6 Corporate netback per boe is a non-GAAP measure. Net cash from operating activities per boe is the most directly comparable GAAP measure for corporate netback per boe. Refer to the subsection "Other Advisories - Non-GAAP and Other Specified Financial Measures".

7 Capital expenditures is a non-GAAP measure. Net cash used in investing activities is the most directly comparable GAAP measure to capital expenditures. Refer to the subsection "Other Advisories - Non-GAAP and Other Specified Financial Measures".

8 Free funds flow is a non-GAAP measure. Net cash from operating activities is the most directly comparable GAAP measure to free funds flow. Refer to the subsection "Other Advisories - Non-GAAP and Other Specified Financial Measures".

9 HEI has 90,973,622 Class A common shares, 28,549,991 warrants, 5,141,802 legacy RSUs, 664,328 legacy options, and 1,945,115 restricted share awards issued and outstanding as of the date of this MD&A.

10 Adjusted working capital deficit is a capital management measure. Refer to the subsection "Other Advisories - Non-GAAP and Other Specified Financial Measures".

11 Available funding is a non-GAAP measure. Working capital deficit is the most directly comparable GAAP measure to available funding. Refer to the subsection "Other Advisories - Non-GAAP and Other Specified Financial Measures".

12 Net debt is a capital management measure. Refer to the subsection "Other Advisories - Non-GAAP and Other Specified Financial Measures".

5 | Hammerhead Energy Inc.	Management Discussion & Analysis

First Quarter 2023 Operating and Financial Highlights:

• Production averaged 39,992 boe/d in the first quarter of 2023, a 7,138 boe/d increase from the same period of 2022. New production from 24 gross (22.05 net) wells brought on-stream since March 31, 2022 offset production declines on existing wells.

• The Company's liquids weighting was 47% during the first quarter of 2023, compared to 42% in the same period of 2022. The increase was driven by high oil production from multiple pads brought on-stream throughout 2023 in the Karr area.

• Oil and gas revenue for the three months ended March 31, 2023 and 2022 was $217.1 million and $189.5 million, respectively. Oil and gas revenue is the most directly comparable GAAP measure for operating netback, which is a non-GAAP measure. Operating netback was $141.0 million or $39.18/boe for the first quarter of 2023, reflecting an increase of $33.9 million or $2.96/boe from the same period of 2022. The increase was driven by a $7.62/boe decrease in realized losses on risk management contracts, partially offset by a decrease in commodity pricing which reduced revenue by $3.79/boe.

• Net cash from operating activities for the three months ended March 31, 2023 and 2022 was $115.5 million and $70.5 million, respectively. Net cash from operating activities is the most directly comparable GAAP measure for funds from operations, which is a non-GAAP measure. Funds from operations was $125.8 million during the first quarter of 2023, a $25.1 million or 25% increase from the same quarter of 2022. The increase is primarily driven by a $33.9 million increase in operating netback.

• The Company reported a net loss of $133.7 million for the three months ended March 31, 2023, compared to a net loss of $6.4 million in the same period of 2022. The $127.2 million increase in loss was primarily due to $180.5 million in listing expenses, a $26.2 million increase in deferred income tax, a $14.8 million increase in depletion and depreciation, and a $10.7 million change in fair value of warrants. The increased expenses were partially offset by an $87.6 million increase in unrealized gain on risk management contracts.

• Net cash used in investing activities for the three months ended March 31, 2023 and 2022 was $142.3 million and $95.5 million, respectively. Net cash used in investing activities is the most directly comparable GAAP measure for capital expenditures, which is a non-GAAP measure. Capital expenditures during the first quarter of 2023 were $172.4 million, with the Company focusing its investments on well development activities in both the Karr and Gold Creek areas, along with spending on non-well activities in the Karr area. In Karr, the Company completed and tied in a seven gross (seven net) well pad, which came on-stream in March 2023, as well as the drill of five wells on a 12 gross (12 net) well pad, expected to be on-stream in the third quarter of 2023. In Gold Creek, the Company drilled, partially completed and partially tied-in a seven gross (seven net) well pad, which is expected to be on-stream in the second quarter of 2023.

• Effective February 23, 2023, the Company completed the business combination with DCRD.

Business Combination

On February 23, 2023, the Company completed a plan of arrangement pursuant to a business combination agreement with DCRD, an affiliate of the Company's controlling shareholder, Riverstone, and certain other parties and their respective shareholders. Pursuant to the plan of arrangement, DCRD amalgamated with a wholly owned subsidiary of the Company which was incorporated for the purpose of effecting the business combination to form Hammerhead Energy Inc. Also pursuant to the plan of arrangement, HHR amalgamated with a wholly owned subsidiary of DCRD incorporated to effect the business combination to form Hammerhead Resources ULC, a wholly owned subsidiary of HEI.

HEI's common shares and warrants are publicly traded on the Nasdaq Stock Market LLC ("Nasdaq") under the symbols "HHRS" and "HHRSW", respectively and the Toronto Stock Exchange ("TSX") under the symbols "HHRS" and "HHRS.WT," respectively.

6 | Hammerhead Energy Inc.	Management Discussion & Analysis

As a result of the business combination, the following occurred:

• HHR's 392.6 million common shares were converted to 25.1 million Class A common shares of HEI,

• HHR's 500.9 million preferred shares were converted to 56.1 million Class A common shares of HEI,

• HHR's 35.0 million 2020 Warrants were converted to 1.6 million Class A common shares of HEI,

• HHR's 6.0 million 2013 Warrants were settled for a cash payment of $0.028 per warrant, totaling $0.2 million,

• HHR's limited recourse loans under the long-term retention program of $5.8 million were terminated, and

• 8.0 million DCRD common shares were converted to 8.0 million Class A common shares of HEI.

HEI issued a combined total of 90,778,275 common shares and 28,549,991 warrants to the former shareholders of HHR and DCRD.

The transaction is a business combination under common control and applies IFRS 2 Share Based Payment as DCRD does not meet the definition of a business under IFRS 3 Business Combinations. On closing, the Company accounted for the fair value of the HEI common shares issued to DCRD shareholders at the market price of DCRD's publicly traded common shares on February 23, 2023. The total fair value of the HEI common shares issued to DCRD shareholders was $109.6 million. As part of the amalgamation, HEI acquired cash, prepaid expenses, accounts payable, related party payables and warrant liabilities. The fair value of the shares issued to DCRD shareholders less the sum of the net liabilities acquired was accounted for as listing expense. The following table reconciles the elements of the amalgamation:

(Cdn$ thousands)	Amalgamation under IFRS 2
Total fair value of consideration
8,032,671 shares at US$10.07 per common share (US$80.9 million)	109,597

less the following
Cash	156
Prepaid expenses	3,705
Less: Accounts payable	(24,179)
Less: Due to related parties	(18,457)
Less: Warrant liabilities [1]	(32,106)
Total listing expense	180,478

1 Warrant liabilities include Public Warrants and Private Warrants.

The listing expense is presented in the condensed interim consolidated statements of loss and comprehensive loss. The related party payables include $9.5 million due to HEI that was eliminated upon closing and $8.9 million due to Riverstone. All related party payable balances were settled as at March 31, 2023.

For the three months ended March 31, 2023, the Company expensed $9.0 million in transaction costs (three months ended March 31, 2022 - nil).

7 | Hammerhead Energy Inc.	Management Discussion & Analysis

Results of Operations

Production

	Three Months Ended March 31,
	2023	2022	% Change
Crude oil and field condensate (bbls/d)	14,813	9,874	50
Natural gas (Mcf/d)	127,322	113,703	12
Natural gas liquids (bbls/d)	3,958	4,030	(2)
Total (boe/d)	39,992	32,854	22

Liquids weighting %	47	42

Average production during the three months ended March 31, 2023, was 39,992 boe/d, up 22% from the first quarter of 2022. The growth in production reflects 24 gross (22.05 net) wells brought on-stream since March 31, 2022, which offset production declines on existing wells.

The Company's liquids weighting was 47% for the three months ended March 31, 2023, compared to 42% for the same period in 2022. The increase in liquids weighting was driven by higher oil production from multiple pads brought on-stream throughout 2023 in the Karr area.

8 | Hammerhead Energy Inc.	Management Discussion & Analysis

Realized Prices and Benchmark Prices

	Three Months Ended March 31,
(Per unit amounts)	2023	2022	% Change

Average Realized Prices
Crude oil and field condensate ($/bbl)	99.37	115.89	(14)
Natural gas ($/Mcf) [1]	5.33	5.73	(7)
Natural gas liquids ($/bbl)	65.90	76.98	(14)
Total ($/boe)	60.31	64.10	(6)

Benchmark Prices
Crude oil
WTI (Cdn$/bbl)	102.88	119.53	(14)
Edmonton Light Sweet (Cdn$/bbl)	99.02	115.76	(14)
WTI/Edmonton Light Sweet (Cdn$/bbl)	(3.86)	(3.77)	2
Natural gas
AECO 5A (Cdn$/GJ)	3.06	4.49	(32)
AECO 5A (Cdn$/Mcf) [2]	3.26	4.79	(32)
NYMEX (US$/MMBtu)	3.43	4.91	(30)
NYMEX (Cdn$/Mcf) [2]	4.68	6.28	(25)
Union-Dawn (US$/MMBtu)	2.73	4.42	(38)
Union-Dawn (Cdn$/Mcf) [2]	3.72	5.65	(34)
Chicago City-Gate (US$/MMBtu)	2.65	4.41	(40)
Chicago City-Gate (Cdn$/Mcf) [2]	3.61	5.64	(36)
Stanfield (US$/MMBtu)	9.35	4.53	106
Stanfield (Cdn$/Mcf) [2]	12.72	5.79	120
Malin (US$/MMBtu)	9.39	4.60	104
Malin (Cdn$/Mcf) [2]	12.78	5.88	117
Average foreign exchange
Exchange rate - US$/Cdn$	1.35	1.27	6

1 At the Company's current heating value of 42.0 GJ/e3m3, 1 mcf of natural gas is approximately 1.18 GJ.

2 At industry average heating values of 37.8 GJ/e3m3, 1 mcf of natural gas is approximately 1.065 GJ.

Crude oil and field condensate

The majority of the Company's crude oil and field condensate production is delivered and sold in Central Alberta through firm service commitments on Pembina's pipeline systems. The price that Hammerhead receives for crude oil and field condensate production is primarily driven by global supply and demand and the Edmonton light sweet oil and condensate price differentials.

During the three months ended March 31, 2023, the Company's realized crude oil and field condensate price decreased by $16.52/bbl or 14%, compared to the same period in 2022. This decrease was driven by a corresponding 14% decrease in crude oil benchmark pricing. In Q1 2023, increased global inflation has reduced demand for oil products in comparison to 2022, where increased pricing was driven by a rise in demand for oil products coupled with sanctions on Russian oil exports issued in response to the Russia-Ukraine war.

Natural Gas

The Company's natural gas transportation capacity provides geographical diversification across North America. The Company has firm service commitments to deliver and sell its natural gas production to the Alberta, Eastern Canada and United States (Midwest and West Path) markets. In comparison to the first quarter of 2022, the weighting of total gas sales in Alberta increased in the first quarter of 2023.

9 | Hammerhead Energy Inc.	Management Discussion & Analysis

	Three Months Ended March 31,
% weighting of total gas sales	2023	2022
Alberta	55	49
Eastern Canada	25	28
United States	20	23

For the three months ended March 31, 2023, Hammerhead's realized natural gas price decreased by $0.40/mcf or 7%, compared to the same period in 2022. The decrease in the Company's realized price was driven by reductions in benchmark prices across Canadian and northern United States markets, in particular, in AECO pricing which saw a decline of 32% period over period, and offset improvements in the West Path United States benchmark pricing.

NGL

The Company's natural gas liquids and plant condensate is currently sold on the Alberta market, but achieves geographical diversification in pricing through Pembina Pipeline's marketing pool. Pembina operates a pool of sales that provides access to the United States, Asia and Eastern Canadian markets, with market weightings adjusted for supply and demand outlook and seasonality.

For the three months ended March 31, 2023, Hammerhead's realized NGL price decreased by $11.08/bbl or 14%, compared to the same period in 2022. Increased inflation has lowered demand for North American NGL products, which decreased realized pricing for the three months ended March 31, 2023, in comparison to the same period in 2022, where diminished supply from low inventory levels was compounded by continued political unrest from the Russia-Ukraine war, and drove improvements in pricing.

Revenue

	Three Months Ended March 31,
(Cdn$ thousands, except per boe)	2023	2022	% Change
Crude oil and field condensate	132,480	102,986	29
Natural gas	61,098	58,638	4
Natural gas liquids	23,476	27,918	(16)
Oil and gas revenue	217,054	189,542	15
Revenue - $/boe	60.31	64.10	(6)

For the three months ended March 31, 2023, the Company earned revenue of $217.1 million, compared to $189.5 million in the comparative period of 2022. The increase in the period was driven by increased production and an increased liquids weighting, partially offset by lower realized prices across commodities.

10 | Hammerhead Energy Inc.	Management Discussion & Analysis

Royalty Expense

	Three Months Ended March 31,
(Cdn$ thousands, except per boe)	2023	2022	% Change
Royalty expense	24,925	17,891	39
Royalty expense - $/boe	6.92	6.05	14
Percentage of revenue	11	9

Hammerhead pays royalties to the Province of Alberta in respect of the Company's production and sales volumes in accordance with the established royalty regime. The majority of the Company's royalties are paid to the Crown, which are based on various sliding scales that are dependent on incentives, production volumes and commodity prices. Hammerhead's wells spud on or after January 1, 2017 qualify for the Crown's Modernized Royalty Framework ("MRF") incentive program which has a low initial 5% royalty rate until a threshold return of capital has been achieved. As of the latter half of 2018 and up until April 2022, the Company qualified for the Crown's Enhanced Hydrocarbon Recovery Program ("EHRP") associated with a pilot waterflood program in a portion of the Company's Gold Creek area. The EHRP provided for a flat royalty of 5% on all commodities produced from specific wells impacted by the waterflood program during this time period.

The Company receives a monthly Gas Cost Allowance ("GCA") credit from the Province of Alberta for expenses incurred to process and transport the Crown's portion of natural gas production. The credit is applied to the royalties that would have been owed to the Crown. The GCA credit is assessed annually every June and is subject to a true-up adjustment as a payable to the Crown or a receivable in the form of a credit to the Company.

During the first quarter of 2023, royalty expenses increased $7.0 million or $0.87/boe compared to the first quarter of 2022. On a percentage of revenue basis, royalties increased by 2% over the same period.

Higher production levels, with the added impact of fewer wells receiving an incentivized rate, drove the increase in royalties for the three months ended March 31, 2023 when compared to the same period in 2022. Recently drilled wells with high production rates have achieved their threshold return of capital under the MRF program quickly, resulting in a shorter time period to capture the incentivized rate, and therefore compounding the increase to royalty expense. These wells, now outside of the MRF program, are also driving the increase in royalty expense per boe and royalties as a percentage of revenue.

Operating Expense

	Three Months Ended March 31,
(Cdn$ thousands, except per boe)	2023	2022	% Change
Gas gathering and processing	11,014	10,214	8
Chemicals and fuel	5,613	5,118	10
Repairs and maintenance	4,091	2,288	79
Staff and contractor costs	2,459	2,254	9
Well servicing	1,169	1,129	4
Other	5,513	4,071	35
Operating expense	29,859	25,074	19
Operating expense - $/boe	8.30	8.48	(2)

For the three months ended March 31, 2023, operating expense was $29.9 million or $8.30/boe, compared to $25.1 million or $8.48/boe for the same period of 2022. The increase of $4.8 million was driven by increased production volumes along with higher repairs and maintenance costs due to higher field activity.

11 | Hammerhead Energy Inc.	Management Discussion & Analysis

Transportation Expense

	Three Months Ended March 31,
(Cdn$ thousands, except per boe)	2023	2022	% Change
Transportation expense	21,007	16,731	26
Transportation expense - $/boe	5.84	5.66	3

During the three months ended March 31, 2023, transportation expense was $21.0 million or $5.84/boe, compared to $16.7 million or $5.66/boe in the same period of 2022. The increase in transportation expense for the three months ended March 31, 2023 of $4.3 million or $0.18/boe was due to higher overall volumes and a favorable third-party adjustment that lowered oil transportation costs in the first quarter of 2022.

Risk Management Contracts

The Company's risk management program is primarily designed to reduce volatility in revenue and cash flow, to provide consistency for the Company's capital program and to comply with debt covenant requirements.

Risk management contract settlements are recognized as a realized gain or loss. The fair value of the Company's unsettled risk management contracts is recorded as an asset or liability at each reporting period with any change in the mark-to-market positions of the outstanding contracts recognized as an unrealized gain or loss in net profit (loss). Both realized and unrealized gains and losses on risk management contracts vary based on fluctuations related to the specific terms of outstanding contracts in the period including contract types, contract quantities, contract prices and the underlying commodity reference prices.

The following table summarizes the liability or asset position of risk management contracts outstanding:

(Cdn$ thousands)	March 31, 2023	December 31, 2022
Crude liability	(2,470)	(5,801)
Gas asset	35,537	17,808
Net fair value asset	33,067	12,007

The following table summarizes the realized losses on risk management contract settlements, as well as the unrealized losses or gains related to changes in the fair value of outstanding contracts:

	Three Months Ended March 31,
(Cdn$ thousands)	2023	2022	% Change
Realized loss on risk management contracts [1]	(240)	(22,738)	(99)
Unrealized gain (loss) on risk management contracts [2]	21,060	(66,492)	N/A
Total gain (loss) on risk management contracts	20,820	(89,230)	N/A

(Cdn$ per boe)
Realized loss on risk management contracts [1]	(0.07)	(7.69)	(99)
Unrealized gain (loss) on risk management contracts [2]	5.85	(22.49)	N/A
Total gain (loss) on risk management contracts	5.78	(30.18)	N/A

1 Represents actual cash settlements under the respective contracts.

2 Represents the change in fair value of contracts outstanding during the period.

12 | Hammerhead Energy Inc.	Management Discussion & Analysis

During the three months ended March 31, 2023, the Company incurred a realized loss on risk management contracts of $0.2 million, compared to a realized loss of $22.7 million in the comparative period of 2022. The decreased loss primarily relates to a narrowed spread on oil and gas contracts between hedged prices and realized prices.

The unrealized gain on risk management contracts of $21.1 million for the three months ended March 31, 2023 is primarily due to the deterioration of gas forward pricing from December 31, 2022 to March 31, 2023, relative to the hedged prices of the risk management contracts outstanding. The unrealized loss on risk management contracts of $66.5 million for the three months ended March 31, 2022 was primarily due to significant improvements in forward pricing from December 31, 2021 to March 31, 2022, relative to the hedged prices of the oil and gas risk management contracts outstanding.

As at March 31, 2023, the Company held the following outstanding risk management contracts:

Remaining Term	Reference	Total Daily Volume (bbls/d)	Weighted Average (Price/bbls)
Crude Oil Swaps
Apr 1, 2023 - Jun 30, 2023	US$ WTI	1,000	87.00
Apr 1, 2023 - Sep 30, 2023	US$ WTI	7,000	75.28
Apr 1, 2023 - Dec 31, 2023	US$ WTI	1,100	65.00

Remaining Term	Reference	Total Daily Volume (GJ/d)	Total Daily Volume (MMbtu/d)	Weighted Average (CDN$/GJ)	Weighted Average (US$/MMbtu)
Natural Gas Swaps
Apr 1, 2023 - Sep 30, 2023	CDN$ AECO	30,000	-	4.96	-
Apr 1, 2023 - Jun 30, 2023	US$ Dawn	-	30,000	-	3.04
Apr 1, 2023 - Dec 31, 2023	US$ AECO - NYMEX	-	30,000	-	(1.48)

Natural Gas Collar
Apr 1, 2023 - Dec 31, 2023	US$ NYMEX	-	30,000	-	5.00 - 9.80

13 | Hammerhead Energy Inc.	Management Discussion & Analysis

Operating Netback

	Three Months Ended March 31,
(Cdn$ thousands)	2023	2022	% Change
Revenue	217,054	189,542	15
Royalties	(24,925)	(17,891)	39
Operating expense	(29,859)	(25,074)	19
Net transportation expense	(21,007)	(16,731)	26
Operating netback, excluding realized losses on risk management contracts	141,263	129,846	9
Realized losses on risk management contracts	(240)	(22,738)	(99)
Operating netback [1]	141,023	107,108	32

(Cdn$ per boe)
Revenue	60.31	64.10	(6)
Royalties	(6.92)	(6.05)	14
Operating expense	(8.30)	(8.48)	(2)
Net transportation expense	(5.84)	(5.66)	3
Operating netback, excluding realized losses on risk management contracts	39.25	43.91	(11)
Realized losses on risk management contracts	(0.07)	(7.69)	(99)
Operating netback per boe [2]	39.18	36.22	8

1 Operating netback is a non-GAAP measure. Oil and gas revenue is the most directly comparable GAAP measure to operating netback. Refer to the subsection "Other Advisories - Non-GAAP and Other Specified Financial Measures".

2 Operating netback per boe is a non-GAAP measure. Oil and gas revenue per boe is the most directly comparable GAAP measure to operating netback per boe. Refer to the subsection "Other Advisories - Non-GAAP and Other Specified Financial Measures".

For the three months ended March 31, 2023, the Company's operating netback was $39.18/boe, an increase of $2.96/boe from the corresponding period of 2022. The increase was driven by lower realized losses on risk management contracts of $7.62/boe, partially offset by a decrease in commodity pricing which reduced revenue by $3.79/boe.

General and Administrative ("G&A") Expense

	Three Months Ended March 31,
(Cdn$ thousands, except per boe)	2023	2022	% Change
Salaries and benefits	5,938	4,323	37
Insurance	820	471	74
Information technology	712	597	19
Professional fees [1]	690	333	107
Office rent	207	193	7
Other	1,194	436	174
Gross G&A expense	9,561	6,353	50
Capitalized G&A expense	(1,449)	(1,142)	27
Net G&A expense	8,112	5,211	56
Net G&A - $/boe	2.25	1.76	28

1 Professional fees include external audit, legal and reserve evaluation fees and other contract services.

For the three months ended March 31, 2023, gross G&A expense increased by $3.2 million or 50%, compared to the same period in 2022. This increase was primarily due to a rise in salaries and benefits, other G&A expense and insurance costs. Higher salaries and benefits related to an increased headcount, salary level increases and additional costs related to the Company's short term incentive program. Other G&A expense increased due to director's fees. Higher insurance costs related to increased director and officer insurance following the Company's public share listings.

14 | Hammerhead Energy Inc.	Management Discussion & Analysis

Capitalized G&A expense varies with the composition and compensation levels of technical departments and their time attributed to capital projects. During the three months ended March 31, 2023, capitalized G&A expense increased by $0.3 million or 27% compared to the same period in 2022, based on an increased headcount of employees focused on capital activity in the current year, and increased costs related to those employees.

Transaction Costs

	Three Months Ended March 31,
(Cdn$ thousands, except per boe)	2023	2022	% Change
Cash transaction costs	3,174	-	100
Non-cash transaction costs	5,793	-	100
Total transaction costs	8,967	-	100

Cash transaction costs - $/boe	0.88	-	100
Non-cash transaction costs - $/boe	1.61	-	100

On February 23, 2023, the Company completed the business combination with DCRD, an affiliate of Riverstone. For the three months ended March 31, 2023 the Company expensed $9.0 million in transaction costs. Refer to the "Business Combination" subsection in this MD&A for more information.

15 | Hammerhead Energy Inc.	Management Discussion & Analysis

Share-based Compensation Expense

	Three Months Ended March 31,
(Cdn$ thousands, except per boe)	2023	2022	% Change
Gross share-based compensation expense	6,484	4,437	46
Capitalized share-based compensation expense	(1,690)	(1,262)	34
Net share-based compensation expense	4,794	3,175	51
Net share-based compensation expense - $/boe	1.33	1.07	24

Changes in gross share-based compensation expense generally relates to the number of units granted, the timing of grants, the fair value of units on the grant date, the vesting period over which the related expense is recognized and the timing and quantity of forfeitures.

Gross share-based compensation increased by $2.0 million or 46% for the three months ended March 31, 2023, compared to the same period in 2022. The increase was due to the accelerated vesting of all RSUs and options upon close of the business combination, partially offset by awards that fully vested in the second quarter of 2022, with no corresponding expense in the current period.

Capitalized share-based compensation for the three months ended March 31, 2023 increased by $0.4 million or 34%, compared to the same period in 2022 due to higher gross share-based compensation in 2023.

Finance Expense

	Three Months Ended March 31,
(Cdn$ thousands, except per boe)	2023	2022	% Change
Interest on term debt - PIK	2,353	4,020	(41)
Interest and fees on bank debt	3,915	1,347	191
Interest on EDC facility - letters of credit	140	25	460
Interest on lease obligation	62	61	2
Accretion of decommissioning liabilities	170	124	37
Total finance expense	6,640	5,577	19

Cash interest expense - $/boe	1.14	0.48	138
Non-cash interest and accretion expense - $/boe	0.70	1.40	(50)

Average principal debt outstanding during the period:
Term debt (2020 Senior Notes)	79,859	136,565	(42)
Bank debt (credit facility)	185,366	127,533	45
Total average principal debt outstanding	265,225	264,098	-

Finance expense is primarily comprised of interest incurred on the Company's term debt and bank debt.

Term Debt

The Company's term debt consists of the 2020 Senior Notes, which bear interest at 12% and include the option of paying interest as cash or as paid-in-kind ("PIK"). During the three months ended March 31, 2023, interest expense on term debt decreased by $1.7 million or 41%, compared to the same period in 2022. The decrease for the quarter was due to a lower outstanding principal amount on which the interest is calculated, as a result of the repayment of a portion of the 2020 Senior Notes during the third quarter of 2022.

16 | Hammerhead Energy Inc.	Management Discussion & Analysis

Bank Debt

During the three months ended March 31, 2023, interest expense and fees on bank debt increased by $2.6 million or 191%, compared to the same period in 2022. The increase for the period was primarily due to higher prime interest rates in 2023.

(Gain) Loss on Foreign Exchange

	Three Months Ended March 31,
(Cdn$ thousands)	2023	2022	% Change
Realized loss (gain) on foreign exchange	113	(43)	N/A
Unrealized gain on foreign exchange	(166)	(2,074)	(92)
Gain on foreign exchange	(53)	(2,117)	(97)

The Company's foreign exchange impacts primarily relate to warrants and term debt which are denominated in US dollars and translated into Canadian dollars at the end of each reporting period.

Relative to the US dollar, the Canadian dollar strengthened from 1.3549 at February 23, 2023 and 1.3544 at December 31, 2022 to 1.3533 at March 31, 2023. This resulted in a lower Canadian dollar liability for the warrants and term debt and a corresponding unrealized foreign exchange gain of $0.2 million during the first quarter of 2023. Similarly, the Canadian dollar strengthened from 1.2678 at December 31, 2021 to 1.2496 at March 31, 2022. This resulted in a lower Canadian dollar liability for term debt and a corresponding unrealized foreign exchange gain of $2.1 million during the first quarter of 2022.

Depletion and Depreciation Expense

	Three Months Ended March 31,
(Cdn$ thousands, except per boe)	2023	2022	% Change
Depletion of developed and producing assets	49,666	35,064	42
Depreciation of corporate assets	538	477	13
Depreciation of right-of-use assets	314	193	63
Total depletion and depreciation expense	50,518	35,734	41
Depletion and depreciation expense - $/boe	14.04	12.09	16

Depletion and depreciation reflect the development costs of Hammerhead's investments which are initially capitalized and then amortized to net income over the estimated useful lives of the assets. The Company's developed and producing assets are depleted using the unit-of-production method based on the estimated recoverable amount from total proved and probable ("2P") reserves determined in accordance with National Instrument 51-101. The depletion base consists of the historical net book value of capitalized costs plus estimated future development costs required to develop the Company's estimated 2P reserves. Depletion rates are subject to change based on changes in the carrying value of the asset base, changes in future development costs, reserve updates and changes in production. Depletion expenses are calculated using depletion rates and production volumes applicable to each depletable asset.

For the three months ended March 31, 2023, depletion and depreciation expense increased $14.8 million or 41%, compared to the same period in 2022. The increase was due to higher production volumes, which resulted in additional depletion of developed and producing assets and a higher depletion rate, which was driven by an increase in the depletable base.

17 | Hammerhead Energy Inc.	Management Discussion & Analysis

Loss (Gain) on Warrant Revaluation

	Three Months Ended March 31,
(Cdn$ thousands)	2023	2022	% Change
Loss (gain) on warrant revaluation	10,426	(281)	N/A

The warrant liabilities were recorded at fair value upon inception and are reassessed at the end of each period, with changes in the estimated fair value recognized through income as a non-cash item. During the three months ended March 31, 2023, the Company incurred a $10.4 million loss on warrant revaluation compared to a $0.3 million gain on warrant revaluation for the same period of 2022. The increased loss for the three months ended March 31, 2023 relates to an increased liability for the new warrants outstanding due to a rise in the warrant's trading price from the close of the business combination to March 31, 2023.

Funds from Operations

	Three Months Ended March 31,
(Cdn$ thousands)	2023	2022	% Change
Operating netback [1]	141,023	107,108	32
G&A expense	(8,112)	(5,211)	56
Cash transaction costs	(3,174)	-	100
Cash interest expense	(4,117)	(1,433)	187
Realized foreign exchange (loss) gain	(113)	43	N/A
Other cash impacts [2]	311	241	29
Funds from operations [3]	125,818	100,748	25

(Cdn$ per boe)
Operating netback [4]	39.18	36.22	8
G&A expense	(2.25)	(1.76)	28
Cash transaction costs	(0.88)	-	100
Cash interest expense	(1.14)	(0.48)	138
Realized foreign exchange (loss) gain	(0.03)	0.01	N/A
Other cash impacts [2]	0.09	0.08	13
Funds from operations [5]	34.97	34.07	3

Weighted average common shares outstanding (000s)
Basic [6]	51,395	24,994	106
Diluted [6]	51,395	24,994	106

Per common share - basic [6,7]	2.45	4.03	(39)
Per common share - diluted [6,8]	2.45	4.03	(39)

1 Operating netback is a non-GAAP measure. Oil and gas revenue is the most directly comparable GAAP measure to operating netback. Oil and gas revenue for the three months ended March 31, 2023 and 2022 were $217.1 million and $189.5 million, respectively. Refer to the subsection "Other Advisories - Non-GAAP and Other Specified Financial Measures".

2 Other cash impacts consist of treating and processing income, the Company's recoveries related to royalty interest and bad debt allowances, where applicable in the current period.

3 Funds from operations is a non-GAAP measure. Net cash from operating activities is the most directly comparable GAAP measure for funds from operations. Net cash from operating activities for the three months ended March 31, 2023 and 2022 was $115.5 million and $70.5 million, respectively. Refer to the subsection "Other Advisories - Non-GAAP and Other Specified Financial Measures".

18 | Hammerhead Energy Inc.	Management Discussion & Analysis

4 Operating netback per boe is a non-GAAP measure. Oil and gas revenue per boe is the most directly comparable GAAP measure to operating netback per boe. Oil and gas revenue for the three months ended March 31, 2023 and 2022 were $60.31/boe and $64.10/boe, respectively. Refer to the subsection "Other Advisories - Non-GAAP and Other Specified Financial Measures".

5 Funds from operations per boe is a non-GAAP measure. Net cash from operating activities per boe is the most directly comparable GAAP measure for funds from operations per boe. Net cash from operating activities per boe for the three months ended March 31, 2023 and 2022 was $32.10/boe and $23.83/boe, respectively. Refer to the subsection "Other Advisories - Non-GAAP and Other Specified Financial Measures".

6 In comparative periods, per common share amounts are Hammerhead Resources Inc. The weighted average common shares outstanding in these periods has been scaled by the applicable exchange ratio following the completion of the business combination with DCRD. Refer to the subsection "Business Combination".

7 Funds from operations per common share - basic is a non-GAAP measure. Net cash from operating activities per common share - basic is the most directly comparable GAAP measure for funds from operations per common share - basic. Net cash from operating activities per common share - basic for the three months ended March 31, 2023 and 2022 was $2.25 and $2.82, respectively. Refer to the subsection "Other Advisories - Non-GAAP and Other Specified Financial Measures".

8 Funds from operations per common share - diluted is a non-GAAP measure. Net cash from operating activities per common share - diluted is the most directly comparable GAAP measure for funds from operations per common share - diluted. Net cash from operating activities per common share - diluted for the three months ended March 31, 2023 and 2022 was $2.25 and $2.82, respectively. Refer to the subsection "Other Advisories - Non-GAAP and Other Specified Financial Measures".

The Company generated funds from operations of $125.8 million during the first quarter of 2023, a $25.1 million or 25% increase from the same quarter of 2022. The increase is primarily driven by a $33.9 million increase in operating netback.

Adjusted Funds from Operations

	Three Months Ended March 31,
(Cdn$ thousands, except per boe)	2023	2022	% Change
Funds from operations [1]	125,818	100,748	25
Cash transaction costs	3,174	-	100
Realized foreign exchange loss (gain)	113	(43)	N/A
Other income, excluding transportation expense	(311)	(241)	29
Adjusted funds from operations [1]	128,794	100,464	28
Corporate netback - $/boe [2]	35.78	33.98	5

Weighted average common shares outstanding (000s)
Basic [3]	51,395	24,994	106
Diluted [3]	51,395	24,994	106

Per common share - basic [3,4]	2.51	4.02	(38)
Per common share - diluted [3,5]	2.51	4.02	(38)

1 Funds from operations and adjusted funds from operations are non-GAAP measures. Net cash from operating activities is the most directly comparable GAAP measure for funds from operations and adjusted funds from operations. Net cash from operating activities for the three months ended March 31, 2023 and 2022 was $115.5 million and $70.5 million, respectively. Refer to the subsection "Other Advisories - Non-GAAP and Other Specified Financial Measures".

2 Corporate netback per boe is a non-GAAP measure. Net cash from operating activities per boe is the most directly comparable GAAP measure for corporate netback per boe. Net cash from operating activities per boe for the three months ended March 31, 2023 and 2022 was $32.10/boe and $23.83/boe, respectively. Refer to the subsection "Other Advisories - Non-GAAP and Other Specified Financial Measures".

3 In comparative periods, per common share amounts are Hammerhead Resources Inc. The weighted average common shares outstanding in these periods has been scaled by the applicable exchange ratio following the completion of the business combination with DCRD. Refer to the subsection "Business Combination".

4 Adjusted funds from operations per common share - basic is a non-GAAP measure. Net cash from operating activities per common share - basic is the most directly comparable GAAP measure for adjusted funds from operations per common share - basic. Net cash from operating activities per common share - basic for the three months ended March 31, 2023 and 2022 was $2.25 and $2.82, respectively. Refer to the subsection "Other Advisories - Non-GAAP and Other Specified Financial Measures".

5 Adjusted funds from operations per common share - diluted is a non-GAAP measure. Net cash from operating activities per common share - diluted is the most directly comparable GAAP measure for adjusted funds from operations per common share - diluted. Net cash from operating activities per common share - diluted for the three months ended March 31, 2023 and 2022 was $2.25 and $2.82, respectively. Refer to the subsection "Other Advisories - Non-GAAP and Other Specified Financial Measures".

19 | Hammerhead Energy Inc.	Management Discussion & Analysis

Net Loss

	Three Months Ended March 31,
(Cdn$ thousands, except per share)	2023	2022	% Change
Net loss	(133,659)	(6,442)	1,975

Net loss attributable to ordinary equity holders - basic	(137,749)	(12,325)	1,018
Weighted average common shares outstanding - basic (000s) [1]	51,395	24,994	106
Per common share - basic [1]	(2.68)	(0.49)	447

Net loss attributable to ordinary equity holders - diluted	(137,749)	(12,325)	1,018
Weighted average common shares outstanding - diluted (000s) [1]	51,395	24,994	106
Per common share - diluted [1]	(2.68)	(0.49)	447

1 For the period ended March 31, 2022, the Company's basic and diluted earnings per share is the net loss per common share of Hammerhead Resources Inc., and the weighted average common shares outstanding has been scaled by the applicable exchange ratio following the completion of the business combination with DCRD. Refer to subsection "Business Combination".

(Cdn$ thousands)
Net loss, three months ended March 31, 2022	(6,442)
Increase from funds from operations [1]	25,070
Add (deduct) change in non-cash items:
Increase in deferred income tax expense	(26,171)
Increase in unrealized gain on risk management contracts	87,552
Increase in listing expense	(180,478)
Transaction costs, non-cash	(5,793)
Increase in depletion, depreciation and impairment expense	(14,784)
Change in fair value of warrants	(10,707)
Other	(1,906)
Net loss, three months ended March 31, 2023	(133,659)

1 Funds from operations is a non-GAAP measure. Net cash from operating activities is the most directly comparable GAAP measure for funds from operations. Net cash from operating activities for the three months ended March 31, 2023 and 2022 was $115.5 million and $70.5 million, respectively. Refer to the subsection "Other Advisories - Non-GAAP and Other Specified Financial Measures".

The Company reported a net loss of $133.7 million for the three months ended March 31, 2023, compared to a net loss of $6.4 million in the same period of 2022. The $127.2 million increase in loss was primarily due to the $180.5 million listing expense, combined with a $26.2 million increase in deferred income tax, a $14.8 million increase in depletion and depreciation, and a $10.7 million change in the fair value of warrants. The increased expenses were partially offset by a $87.6 million increase in unrealized gains on risk management contracts, and a $25.1 million increase in funds from operations.

20 | Hammerhead Energy Inc.	Management Discussion & Analysis

Capital Expenditures

	Three Months Ended March 31,
(Cdn$ thousands)	2023	2022	% Change
Drilling and completion	112,995	60,508	87
Equipment, facilities and pipelines	50,842	16,148	215
Workovers and maintenance capital	6,012	4,124	46
Land	-	315	(100)
Geological and geophysical	152	10	1,420
Other [1]	2,441	1,383	77
Capital expenditures [2]	172,442	82,488	109

Karr	121,087	37,321	224
Gold Creek	44,760	42,882	4
Corporate	6,595	2,285	189
Capital expenditures [2]	172,442	82,488	109

1 Other includes capitalized salaries and benefits and corporate capital expenditures.

2 Net cash used in investing activities is the most directly comparable GAAP measure for capital expenditures, which is a non-GAAP measure. Net cash used in investing activities for the three months ended March 31, 2023 and 2022 was $142.3 million and $95.5 million, respectively. Refer to the subsection "Other Advisories - Non-GAAP and Other Specified Financial Measures".

Capital expenditures were $172.4 million for the three months ended March 31, 2023, compared to $82.5 million, an increase of $90.0 million. The increase in spending is primarily related to additional drilling and completion activity, as well as major facility and infrastructure expansion projects in the Karr area.

The Company directed approximately 66% of spending on drilling and completion activities, and 29% of spending on equipment, facilities and pipelines. In Karr, the Company spent approximately $121.1 million, primarily related to the completion and tie-in of a seven gross (seven net) well pad, which came on-stream in March 2023, as well as the drill of five wells on a 12 gross (12 net) well pad, expected to be on-stream in the third quarter of 2023. Additionally, a non-operated three gross (1.05 net) well pad was completed and brought on-stream in Q1 2023. Remaining funds spent were related to non-well Infrastructure projects, primarily on the North Karr battery expansion and South Karr battery construction, as well as two gross (two net) water disposal wells. In Gold Creek, the Company spent approximately $44.8 million, primarily related to the drill, and partial completion and tie-in of a seven gross (seven net) well pad, which is expected to be on-stream in the second quarter of 2023.

Well Count Information 1

	Three Months Ended March 31,
(Number of gross wells)	2023	2022
Spud	12	9
Rig released	12	10
Completed	10	9
Wells brought on-stream [2]	10	13

(Number of net wells)	2023	2022
Spud	12.00	9.00
Rig released	12.00	10.00
Completed	8.05	9.00
Wells brought on-stream [2]	8.05	13.00

1 Well counts include development Montney wells, shown on a net well basis.

21 | Hammerhead Energy Inc.	Management Discussion & Analysis

2 On-stream dates are based on the first production date after the well is tied-in to the permanent well site facilities. Wells brought on-stream may include wells drilled and/or completed in a prior period.

Land Acreage

	March 31, 2023			December 31, 2022
	Gross acres	Net acres	Working interest percentage	Gross acres	Net acres	Working interest percentage
Montney	118,560	106,800	90	118,560	106,800	90

Corporate Outlook and Guidance Reaffirmed

Hammerhead is reaffirming its 2023 annual guidance as outlined below:

Forward looking information [1]		Q1 Results	2023 annual guidance [2]
Annual average production	boe/d	39,992	40,200
Crude oil	%	37	33
Natural gas liquids ("NGLs")%		10	12
Natural gas	%	53	55
Expenses
Royalties	%	11	13
Operating	$/boe	8.30	8.50
Transportation	$/boe	5.84	6.50
Net general and administrative	$/boe	2.25	1.60
Cash interest and financing	$/boe	1.14	1.40
Cash taxes	$/boe	-	-
Capital expenditures [3]	$MM	172	525

1 Forward looking information are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated with forward looking information. Refer to the subsection "Forward-Looking Statements".

2 The Company's 2023 annual guidance is unchanged from the guidance previously released on March 28, 2023 in the Company's 2022 Annual MD&A and accompanying press release.

3 Net cash used in investing activities is the most directly comparable GAAP measure for capital expenditures, which is a non-GAAP measure. Net cash used in investing activities for the three months ended March 31, 2023 was $142.3 million. Refer to the subsection "Other Advisories - Non-GAAP and Other Specified Financial Measures".

Based on results to date, the Company is well positioned to deliver on its 2023 annual guidance. HEI is targeting greater than 25% production growth in 2023, with oil production growth expected to exceed 40%.

Hammerhead's actual results could differ materially from this outlook and guidance as a result of volatility in the market prices for oil, gas and NGLs, well performance, and success of the capital program.

Significant Project Update

Hammerhead is currently planning and executing on over $100.0 million of pipeline and facility expansions within both its North and South Karr areas in order to accommodate the Company's expected growth in production. In the North Karr location, the Company incurred capital expenditures of approximately $42.0 million to expand its current facility, which was completed in the first quarter of 2023. In South Karr, the Company is currently building a new facility, with a budgeted project cost of $61.0 million and is currently targeted to be on-stream in the fourth quarter of 2023. These expenditures will be financed through cash flow and capital sources.

22 | Hammerhead Energy Inc.	Management Discussion & Analysis

The Company has embarked on a decarbonization investment campaign across its asset base with the Company's CCS program. The program is expected to drive a reduction in Scope 1 and Scope 2 emissions of approximately 79% on an absolute basis and approximately 89% on a per boe basis by 2029, as compared to 2021 levels, assuming that each of Hammerhead's oil batteries are converted to CCS from 2024 through 2029.

Prior to any construction or sequestration activity, the Company must receive final approval from the Alberta Department of Energy. The timeframe of approval is dependent on regulatory review and will be received later in 2023 at the earliest. There is no guarantee that such approval will be received on this timeline or at all. Presently, Hammerhead does not have the right to sequester carbon emissions nor is it authorized to generate credits or monetize the emissions sequestered.

The key milestones of the project, once approval from the Department of Energy is received include, drilling a deep CO2 disposal well and confirming adequate injectivity, finalizing the design engineering and lastly obtaining final approval from the Hammerhead Board of Directors (the "Board") to proceed with the first battery pilot project. As of September 30, 2022, the Company had planned to drill the disposal well, finalize engineering plans, and following regulatory approval, obtain board approval on the first battery pilot project in 2023. As at March 31, 2023, the Company expects regulatory approval to occur later in 2023, and as a result, plans to drill the disposal well and finalize the engineering designs in 2024. Upon successful testing of the CO2 disposal well, the Company will present the pilot project for approval to the Board in 2024. Following the Board's approval, the Company will initiate construction of the pilot battery, with equipment purchases occurring in 2024. Hammerhead expects to spend between $60.0 million to $75.0 million to build facilities, pipeline and disposal well assets at the pilot battery in Gold Creek. The remaining capital will be spent in the following five years; constructing carbon capture and storage facilities on Hammerhead's other four batteries. The total anticipated spend on the project is $240.0 million. As at March 31, 2023, the Company has not incurred costs or signed contractual commitments related to the CCS program.

Capital Resources and Liquidity

Capital Resources

Bank Debt

(Cdn$ thousands)	March 31, 2023	December 31, 2022
Syndicated facility [1]	204,833	164,800
Operating facility	-	15,000
Total bank debt outstanding [2]	204,833	179,800

1 Included in the syndicated facility is a draw of US$10.0 million. As at March 31, 2023, the US$ draw was translated to Cdn$13.5 million.

2 Undrawn bank debt capacity was $145.2 million as of March 31, 2023 (December 31, 2022 - $170.2 million).

The Company's bank debt is held in a credit facility with a syndicate of lenders. Under the amended credit facility, determination of the borrowing base is made by the lenders at their sole discretion, and is subject to re-determinations semi-annually as of May 31st and November 30th of the respective year. The amended credit facility consists of a $330.0 million revolving syndicated facility and a $20.0 million operating facility.

As at March 31, 2023, Hammerhead was compliant with all covenants and cross default clauses stated in the amended credit facility agreement. Covenants include reporting requirements and limitations on excess cash, indebtedness, equity issuances, acquisitions, dispositions, hedging, encumbrances, asset retirement obligations, as well as other standard business operating covenants. The Company is not subject to financial covenants. The lenders have first lien on all of the assets held by the Company and its subsidiaries.

Amounts borrowed under the amended credit facility bear interest based on the referenced Canadian prime lending rate or the bankers' acceptance rate in effect, at the Company's option, plus an applicable margin or fee, respectively. The applicable rate is determined by the ratio of first lien indebtedness to earnings before interest, taxes, depreciation, depletion and amortization. The amended credit facility also includes standby fees on balances not drawn.

23 | Hammerhead Energy Inc.	Management Discussion & Analysis

The following ranges are the applicable prime margin, bankers' acceptance and standby fees:

	Margin on Canadian Prime Rate	Bankers' Acceptance Fee	Standby Fee
Credit facility	1.75% - 5.25%	2.75% - 6.25%	0.69% - 1.56%

Term Debt

(Cdn$ thousands)	March 31, 2023	December 31, 2022
2020 Senior Notes - outstanding principal	120,648	120,648
Principal repayment, net of outstanding PIK interest [1]	(40,061)	(42,414)
Foreign exchange revaluation [2]	636	698
Total term debt	81,223	78,932

1 The Company repaid $78.6 million of principal on its 2020 Senior Notes. The repayment is netted with the accumulated PIK interest of $32.1 million. Total accrued unpaid PIK as at March 31, 2023 is $6.4 million.

2 The term debt is issued in US dollars and are revalued to Canadian dollars at each reporting period, using the period end foreign exchange rate.

Term debt consists of the 2020 Senior Notes, which have a maturity date of July 10, 2024. The notes bear interest at 12% per annum and provide the option of paying interest as cash or as PIK. PIK interest is added to the principal balance and is due on maturity.

As at March 31, 2023, the Company was in compliance with all covenants related to term debt. There are no maintenance financial covenants related to the 2020 Senior Notes; however, there are standard business operating covenants, as well as covenants that may limit Hammerhead's ability to incur additional debt.

Export Development Canada ("EDC") Letters of Credit

The Company has guaranteed letters of credit in both Canadian and US dollars. As at March 31, 2023, the Company's Canadian dollar denominated letters of credit were guaranteed through EDC and totaled $14.3 million (December 31, 2022 - $13.8 million). The Company's US dollar denominated letters of credit totaled US$0.7 million as at March 31, 2023 and December 31, 2022 (Cdn$1.0 million and Cdn$0.9 million, respectively).

Equity Commitments

Upon the close of the business combination with DCRD, any outstanding equity commitments with HHR were terminated.

Share Capital

HEI is authorized to issue an unlimited number of Class A common shares ("Common Shares") and first preferred shares (the "First Preferred Shares") in an amount equal to not more than 20% of the number of issued and outstanding Common Shares at the time of issuance of any First Preferred Shares. As of the date of this MD&A, HEI has 90,973,622 Common Shares, nil First Preferred Shares, 28,549,991 warrants, 5,141,802 legacy RSUs, 664,328 legacy options, and 1,945,115 restricted share awards issued and outstanding.

Liquidity

Capital Management and Liquidity

Hammerhead's objective when managing capital is to maintain a flexible capital structure and sufficient liquidity to meet its financial obligations and to execute its business plans. The Company considers its capital structure to include shareholders' equity, the funds available under outstanding debt agreements, funds from operations and working capital. Modifications to Hammerhead's capital structure can be accomplished through issuing common and preferred shares, issuing new debt, adjusting capital spending and acquiring or disposing of assets, though there is no certainty that any of these additional sources of capital would be available if required.

24 | Hammerhead Energy Inc.	Management Discussion & Analysis

The primary sources of cash for Hammerhead during the three months ended March 31, 2023 and March 31, 2022 were funds from operations and draws on bank debt. The primary use of cash in both periods was the Company's capital development program.

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company addresses its liquidity risk through its capital management of cash, adjusted working capital, credit facility capacity, and equity issuances along with its planned capital expenditure program. The Company has determined that both its current and long term financial obligations, including Commitments and Contractual Obligations (see subsection below), are adequately funded from the available borrowing capacity on the credit facility and from funds from operations.

Adjusted Working Capital Deficit and Available Funding

Adjusted working capital provides useful information by highlighting net assets that are expected to be realized, or net liabilities that are expected to be settled, within the current operating cycle. Available funding allows management and other users to evaluate the Company's short term liquidity, and its capital resources available at a point in time. Available funding is not a standardized financial measure under IFRS and therefore may not be comparable with the calculation of similar measures disclosed by other entities.

(Cdn$ thousands)	March 31, 2023	December 31, 2022
Adjusted working capital deficit [1]	(93,699)	(32,915)
Debt capacity	145,167	170,200
Equity commitment	-	172,700
Available funding [2]	51,468	309,985

1 Adjusted working capital deficit is a capital management measure. Refer to the subsection "Other Advisories - Non-GAAP and Other Specified Financial Measures" in this MD&A for more information on this capital management measure.

2 Available funding is a non-GAAP measure. Working capital deficit is the most directly comparable GAAP measure for available funding. Refer to the subsection "Other Advisories - Non-GAAP and Other Specified Financial Measures".

Upon the close of the business combination with DCRD, any outstanding equity commitments with HHR were terminated.

Net Debt, Annualized Adjusted EBITDA and Net Debt to Annualized Adjusted EBITDA

Adjusted EBITDA indicates the Company's ability to generate funds from its asset base on a continuing basis, for future development of its capital program and settlement of financial obligations. Hammerhead's short-term capital management objective is to fund its capital expenditures using primarily funds from operations, noting value-creating activities may be financed with a combination of funds from operations and other sources of capital. Net debt is used to assess and monitor liquidity at a point in time, while net debt to annualized adjusted EBITDA assists the Company in monitoring its capital structure and financing requirements. Net debt, annualized adjusted EBITDA and net debt to annualized adjusted EBITDA are not standardized measures under IFRS and therefore may not be comparable with the calculation of similar measures disclosed by other entities.

(Cdn$ thousands)	March 31, 2023	December 31, 2022
Bank debt	204,833	179,800
Term debt	81,223	78,932
Adjusted working capital deficit [1]	93,699	32,915
Total net debt [2]	379,755	291,647

Annualized adjusted EBITDA [3]	531,644	407,588

Net debt to annualized adjusted EBITDA [4]	0.7	0.7

1 Adjusted working capital deficit is a capital management measure. Refer to the subsection "Other Advisories - Non-GAAP and Other Specified Financial Measures".

25 | Hammerhead Energy Inc.	Management Discussion & Analysis

2 Net debt is a non-GAAP measure. The Company's third party debt obligations of the bank debt and the term debt are the most directly comparable GAAP measures for net debt. Refer to the subsection "Other Advisories - Non-GAAP and Other Specified Financial Measures".

3 Annualized adjusted EBITDA is a non-GAAP measure. Net profit (loss) before income tax is the most directly comparable GAAP measure to annualized adjusted EBITDA. For the three months ended March 31, 2023 and December 31, 2022, the net profit (loss) before income tax was a loss of $107.5 million and a profit of $99.0 million, respectively. Refer to the subsection "Other Advisories - Non-GAAP and Other Specified Financial Measures".

4 Net debt to annualized adjusted EBITDA is a non-GAAP ratio, derived from the net debt non-GAAP measure and annualized adjusted EBITDA non-GAAP measure, where the directly comparable GAAP measures are the Company's debt obligations of bank debt and term debt, and the Company's net profit (loss), respectively. Refer to the subsection "Other Advisories - Non-GAAP and Other Specified Financial Measures".

Free Funds Flow

Free funds flow is calculated as adjusted funds from operations less capital expenditures and settlement of decommissioning obligations. Management believes free funds flow provides an indication of funds the Company has available for future capital allocation decisions such as the repayment of debt or increased capital spending.

	Three Months Ended March 31,
(Cdn$ thousands)	2023	2022
Adjusted funds from operations [1]	128,794	100,464
Capital expenditures [2]	(172,442)	(82,488)
Settlement of decommissioning obligations	-	(123)
Free funds flow [1]	(43,648)	17,853

1 Adjusted funds from operations and free funds flow are non-GAAP measures. Net cash from operating activities is the most directly comparable GAAP measure for adjusted funds from operations and free funds flow.Net cash from operating activities is the most directly comparable GAAP measure for funds from operations. Net cash from operating activities for the three months ended March 31, 2023 and 2022 was $115.5 million and $70.5 million, respectively. Refer to the subsection "Other Advisories - Non-GAAP and Other Specified Financial Measures".

2 Net cash used in investing activities is the most directly comparable GAAP measure for capital expenditures, which is a non-GAAP measure. Net cash used in investing activities for the three months ended March 31, 2023 and 2022 was $142.3 million and $95.5 million, respectively. Refer to the subsection "Other Advisories - Non-GAAP and Other Specified Financial Measures".

The Company generated adjusted funds from operations of $128.8 million during the first quarter of 2023, and capital expenditures totaled $172.4 million, which combined for negative free funds flow of $43.6 million, a decrease of $61.5 million from the first quarter of 2022. This decrease is due to the timing and magnitude of the 2023 capital spending program, where a significant portion of the annual 2023 planned capital spending occurred in the first quarter.

Subsequent event

On April 27, 2023 the Company announced that it had commenced a substantial issuer bid (the "Offer") to purchase for cancellation up to 20,000,000 of its Warrants at the purchase price of US$1.00 per Warrant. The Offer will remain open for acceptance until 5:00 p.m. (Eastern Daylight Time) on June 2, 2023, unless withdrawn, extended or varied by HEI. The Offer will be for up to 20,000,000 of HEI's Warrants, which is approximately 70% of the total number of issued and outstanding Warrants. The Company expects to fund the Offer from cash on hand or by drawing on existing credit facilities.

Commitments and Contractual Obligations

The Company enters into commitments and contractual obligations in the normal course of operations. Commitments include short-term drilling rig contracts, operating costs for office leases, and firm transportation and processing agreements. Although transportation and processing commitments are required to ensure access to sales markets, the Company actively manages the commitment portfolio to ensure firm commitment levels are in line with future development plans and diversified to multiple sales markets. The Company's firm transportation and processing agreements are terminable in very limited circumstances. If the Company does not meet the commitments with produced volumes, it will be obligated to pay the commitment.

26 | Hammerhead Energy Inc.	Management Discussion & Analysis

Contractual obligations comprise of liabilities to third parties incurred for the purpose of managing the Company's capital structure, the liability portion of office building leases, risk management contracts, and decommissioning liabilities. HEI does not have guarantees or off-balance sheet arrangements other than as disclosed.

The following table is a summary of the Company's commitments and contractual obligations as at March 31, 2023:

(Cdn$ thousands)	1 Year	2-3 Years	4-5 Years	Thereafter	Total
Firm transportation & processing	103,626	230,077	200,520	321,628	855,851
Office buildings [1]	959	1,632	1,428	-	4,019
Drilling services	2,100	-	-	-	2,100
Total annual commitments	106,685	231,709	201,948	321,628	861,970
Accounts payable and accrued liabilities	189,542	-	-	-	189,542
Bank indebtedness - principal [2]	-	204,833	-	-	204,833
Bank indebtedness - interest	16,567	2,726	-	-	19,293
Term debt - principal	-	89,007	-	-	89,007
Term debt - PIK interest	-	5,192	-	-	5,192
Lease obligations [3]	1,407	2,284	1,662	-	5,353
Risk management contracts	7,856	-	-	-	7,856
Decommissioning obligations [3]	-	-	-	31,193	31,193
Total contractual obligations	215,372	304,042	1,662	31,193	552,269
Total future payments	322,057	535,751	203,610	352,821	1,414,239

1 Relates to non-lease components and non-indexed variable payments.

2 The Company's credit facility is subject to a semi-annual borrowing base review at the sole discretion of the lenders. See Capital Resources - Bank Debt in this MD&A for additional information.

3 These values are undiscounted and will differ from the amounts presented in the Interim Financial Statements.

27 | Hammerhead Energy Inc.	Management Discussion & Analysis

Related Party Transactions

All related party transactions occurred in the normal course of operations.

On February 23, 2023, the Company completed a plan of arrangement pursuant to a business combination with DCRD, an affiliate of the Company's controlling shareholder, Riverstone, and certain other parties and their respective shareholders. During the three months ended March 31, 2023, HEI incurred $9.2 million in expenses due to Riverstone as part of the liabilities acquired through the business combination. As of March 31, 2023, the Company does not have any outstanding payables due to Riverstone.

Upon close of the business combination with DCRD, the Company terminated $5.6 million in limited recourse loans previously advanced to key management personnel. Refer to the subsection "Business Combination" within this MD&A for further information on the business combination.

28 | Hammerhead Energy Inc.	Management Discussion & Analysis

Supplemental Information

Financial - Quarterly extracted information

(Cdn$ thousands, except per share amounts, production and unit prices)	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021
OPERATING

Production volumes
Crude oil (bbls/d)	14,813	8,958	9,279	10,025	9,874	7,135	5,854	7,317
Natural gas (Mcf/d)	127,322	99,512	111,353	116,667	113,703	101,028	95,304	104,784
Natural gas liquids (bbls/d)	3,958	3,984	4,273	4,397	4,030	3,787	3,014	3,864
Total (boe/d)	39,992	29,527	32,111	33,867	32,854	27,760	24,752	28,645

Liquids weighting %	47	44	42	43	42	39	36	39

Oil and gas revenue ($/boe)	60.31	73.14	69.91	81.09	64.10	54.50	45.25	38.96

Operating netback ($/boe) [1]	39.18	43.96	34.77	41.75	36.22	20.22	13.01	14.19

Oil and gas sales revenue	217,054	198,676	206,518	249,908	189,542	139,183	103,047	101,551

Operating netback [2]	141,023	119,414	102,689	128,673	107,108	51,653	29,617	36,986

Net cash from operating activities	115,541	76,131	95,138	129,623	70,463	33,540	25,492	31,701
Per common share - basic [3]	2.25	3.04	3.80	5.19	2.82	1.34	1.02	1.27
Per common share - diluted [3]	2.25	0.74	0.99	1.36	2.82	0.36	1.02	1.27

Adjusted funds from operations [4]	128,794	108,937	94,226	119,906	100,464	43,528	23,228	30,421
Per common share - basic [3,5]	2.51	4.34	3.76	4.80	4.02	1.74	0.93	1.22
Per common share - diluted [3,5]	2.51	1.06	0.99	1.26	4.02	0.47	0.93	1.22

Corporate netback ($/boe) [6]	35.78	40.10	31.90	38.91	33.98	17.04	10.20	11.67

Net (loss) profit	(133,659)	67,298	67,251	96,993	(6,442)	37,139	(25,319)	(50,016)
Net loss attributable to ordinary equity holders	(137,749)	60,584	60,782	90,825	(12,325)	31,344	(30,903)	(55,340)
Per common share - basic [3]	(2.68)	2.42	2.42	3.63	(0.49)	1.25	(1.24)	(2.21)
Per common share - diluted [3]	(2.68)	0.66	0.70	1.02	(0.49)	0.40	(1.24)	(2.21)

Net cash used in investing activities	142,323	145,556	58,669	68,414	95,514	42,190	20,809	6,731
Capital expenditures [7]	172,442	173,669	77,332	50,387	82,488	68,385	39,606	11,370

Free funds flow [8]	(43,648)	(64,732)	16,894	69,519	17,853	(24,857)	(16,377)	19,051

Weighted average common shares outstanding [9]
Basic [3]	51,395	25,084	25,069	24,996	24,994	24,992	24,992	24,992
Diluted [3]	51,395	102,312	95,652	95,332	24,994	92,287	24,992	24,992

FINANCIAL (as at each quarter end)
Adjusted working capital deficit [10]	93,699	32,915	37,002	5,180	16,470	52,443	29,596	4,329
Available funding [11]	51,468	309,985	327,898	402,720	206,930	188,957	227,304	243,685
Net debt [12]	379,755	291,647	222,416	215,155	277,549	293,490	251,963	227,401

1 Operating netback per boe is a non-GAAP measure. Oil and gas revenue per boe is the most directly comparable GAAP measure to operating netback per boe. Refer to the subsection "Other Advisories - Non-GAAP and Other Specified Financial Measures".

2 Operating netback is a non-GAAP measure. Oil and gas revenue is the most directly comparable GAAP measure to operating netback. Refer to the subsection "Other Advisories - Non-GAAP and Other Specified Financial Measures".

29 | Hammerhead Energy Inc.	Management Discussion & Analysis

3 In comparative periods, per common share amounts are Hammerhead Resources Inc. The weighted average common shares outstanding in these periods has been scaled by the applicable exchange ratio following the completion of the business combination with DCRD. Refer to the subsection "Business Combination".

4 Adjusted funds from operations is a non-GAAP measure. Net cash from operating activities is the most directly comparable GAAP measure to adjusted funds from operations. Refer to the subsection "Other Advisories - Non-GAAP and Other Specified Financial Measures".

5 Adjusted funds from operations per basic and diluted common share are non-GAAP measures. Net cash from operating activities per basic and diluted share are the most directly comparable GAAP measure to adjusted funds from operations per basic and diluted common share. Refer to the subsection "Other Advisories - Non-GAAP and Other Specified Financial Measures".

6 Corporate netback per boe is a non-GAAP measure. Net cash from operating activities per boe is the most directly comparable GAAP measure for corporate netback per boe. Refer to the subsection "Other Advisories - Non-GAAP and Other Specified Financial Measures".

7 Capital expenditures is a non-GAAP measure. Net cash used in investing activities is the most directly comparable GAAP measure to capital expenditures. Refer to the subsection "Other Advisories - Non-GAAP and Other Specified Financial Measures".

8 Free funds flow is a non-GAAP measures. Net cash from operating activities is the most directly comparable GAAP measure to free funds flow. Refer to the subsection "Other Advisories - Non-GAAP and Other Specified Financial Measures".

9 HEI has 90,973,622 Class A common shares, 28,549,991 warrants, 5,141,802 legacy RSUs, 664,328 legacy options, and 1,945,115 restricted share awards issued and outstanding as of the date of this MD&A.

10 Adjusted working capital deficit is a capital management measure. Refer to the subsection "Other Advisories - Non-GAAP and Other Specified Financial Measures".

11 Available funding is a non-GAAP measure. Working capital deficit is the most directly comparable GAAP measure to available funding. Refer to the subsection "Other Advisories - Non-GAAP and Other Specified Financial Measures".

12 Net debt is a non-GAAP measure. The Company's third party debt obligations of the bank debt and the term debt are the most directly comparable GAAP measures for net debt. Refer to the subsection "Other Advisories - Non-GAAP and Other Specified Financial Measures".

30 | Hammerhead Energy Inc.	Management Discussion & Analysis

Disclosure Controls and Procedures

Disclosure controls and procedures ("DC&P") seek to ensure that information to be disclosed by Hammerhead is accumulated and communicated to management, as appropriate, to allow timely decisions regarding required disclosures. As at March 31, 2023, the Chief Executive Officer and the Chief Financial Officer evaluated the effectiveness of the design and operation of the Company's DC&P. Based on their evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's DC&P were effective as at March 31, 2023. All control systems by their nature can only provide reasonable, but not absolute, assurance that the objectives of the control system are met.

Internal Control over Financial Reporting and Officer Certifications

Internal control over financial reporting is a process designed to provide reasonable assurance that all the assets are safeguarded and transactions are appropriately authorized, and to facilitate the preparation of relevant, reliable and timely information. Due to inherent limitations, internal control over financial reporting may not prevent or detect all misstatements due to fraud or error. The control framework Hammerhead's officers used to design and evaluate the Company's internal controls over financial reporting is the Internal Control - Integrated Framework (2013) by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). All control systems by their nature can only provide reasonable, but not absolute, assurance that the objectives of the control system are met.

Significant Estimates

Hammerhead's significant accounting policies are disclosed in note 2 of the 2022 Financial Statements. The preparation of the 2022 Financial Statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future years affected.

Information about significant areas of estimation uncertainty and critical judgments in applying accounting policies are outlined in the Annual MD&A.

Forward-Looking Statements

Certain statements contained in this MD&A constitute forward-looking statements or information (collectively "forward-looking statements") within the meaning of applicable securities legislation, including, but not limited to, management's assessment of future plans, operations and strategies including the focus of the Company's operations; the Company's strategy and objectives for its business and assets; the Company's risk management program and the benefits to be derived therefrom; terms of the Company's risk management contracts; terms of the Company's credit facilities; the Company's CCS program, the anticipated timing thereof and the anticipated benefits therefrom; the anticipated timing and benefits of the Company's decarbonization project; the ability of the Company to obtain the required regulatory approvals for the CCS program and anticipated timing thereof; the anticipated capital expenditures in connection with CCS program and anticipated timing thereof; production and cash flow expectations for 2023; anticipated infrastructure expansions in North and South Karr and the anticipated benefits thereof; anticipated free funds flow; anticipated production and the benefits to be derived therefrom; the Offer and anticipated size and timing of completion thereof; the anticipated sources of funding of the Offer; the Company's 2023 annual guidance and underlying assumptions; anticipated production growth in 2023; expectation to retire term debt outstanding; key milestones of the CCS program; the Company's objectives for managing capital, including the Company's short-term capital management objective; expected sources of funding for future capital expenditures; current commitments and working capital deficit; determination of the Company's depletion and depreciation rates; the Company's contractual obligations; and other matters related to the foregoing. Forward-looking statements are typically identified by words such as "estimate", "anticipate", "expect", "may", "will", "project", "could", "plan", "intend", "should", "potential" and similar words suggesting future events or future performance or may be identified by reference to a future date.

31 | Hammerhead Energy Inc.	Management Discussion & Analysis

With respect to forward-looking statements contained in this document, the Company has made assumptions regarding, among other things: availability of future acquisition opportunities; future capital expenditure levels; future oil and natural gas prices; future oil and natural gas production levels; future exchange rates and interest rates; ability to obtain equipment and services in a timely manner to carry out development activities; pipeline capacity; the impact of increasing competition; the ability to obtain financing on acceptable terms; the general stability of the economic and political environments in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; that the Company will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that the Company's conduct and results of operations will be consistent with its expectations; that the Company will have the ability to develop its oil and gas properties in the manner currently contemplated; the ability of the CCS program to drive a reduction in Scope 1 and Scope 2 emissions of the Company; that the Company's oil batteries will be converted to CCS; the Board approval of the CCS program; the estimates of the Company's reserves volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects; future accounting standards to be adopted or amended and the expected impact on the Company; that the Company will have the ability to add production and reserves through development and exploitation activities; the impact (and duration thereof) that pandemics could have on: (i) the demand for crude oil, NGL and natural gas; (ii) the supply chain, including the Company's ability to obtain the equipment and services it requires; and (iii) the Company's ability to produce, transport and/or sell its crude oil, NGL and natural gas; the risk that the Company may not be able to fund its capital expenditures using primarily funds from operations; and the risk that the Company may not maintain a flexible capital structure or sufficient liquidity to meet its financial obligations and to execute its business plans. Although the Company believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. Readers are cautioned that the foregoing list is not exhaustive of all assumptions which have been considered.

By their nature, forward-looking statements involve numerous known and unknown risks and uncertainties, which may cause the Company's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, the ability of management to execute its business plan; general economic and business conditions; that the Company may not receive all necessary approvals to complete the business combination; the risks of the oil and natural gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; actions by governmental or regulatory authorities including production curtailment and increasing taxes and changing royalty regimes and other incentive programs relating to the oil and gas industry; access to pipeline capacity; unexpected downtime; risks and uncertainties involving geology of oil and natural gas deposits; unexpected drilling results; delays in anticipated timing of drilling and completion of wells; risks and uncertainties regarding the Company's CCS program and the approval and success thereof; the Company's ability to enter into or renew leases; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of estimates and projections relating to production (including decline rates), reserves, costs and expenses; fluctuations in oil and natural gas prices, foreign currency exchange rates and interest rates; health, safety and environmental risks; risks associated with unexpected potential future law suits and regulatory actions against the Company; uncertainties as to the availability and cost of financing; inability to extend the Company's credit facility at each review on the current terms, on newly negotiated terms or at all; inability to access sufficient capital from internal and external sources; and the risks described under "Operational and Other Risk Factors" herein. Readers are cautioned that the foregoing list is not exhaustive of all possible risks and uncertainties.

32 | Hammerhead Energy Inc.	Management Discussion & Analysis

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, the Company does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

This document contains information that may be considered a financial outlook under applicable securities laws about the Company's potential financial position, including, but not limited to: infrastructure expansions; free funds flow generation in Q4 2023; 2023 expenses and the underlying assumptions; and capital expenditures with respect to the Company's CCS program; all of which are subject to numerous assumptions, risk factors, limitations and qualifications, including those set forth in the above paragraphs. The actual results of operations of the Company and the resulting financial results will vary from the amounts set forth in this document and such variations may be material. This information has been provided for illustration only and with respect to future periods are based on budgets and forecasts that are speculative and are subject to a variety of contingencies and may not be appropriate for other purposes. Accordingly, these estimates are not to be relied upon as indicative of future results. Except as required by applicable securities laws, the Company undertakes no obligation to update such financial outlook. The financial outlook contained in this document was made as of the date of this document and was provided for the purpose of providing further information about the Company's potential future business operations. Readers are cautioned that the financial outlook contained in this document is not conclusive and is subject to change.

Operational and Other Risk Factors

Hammerhead's operations are conducted in the same business environment as most other Canadian oil and gas operators and the business risks are very similar. The business of exploring for, developing and producing oil and natural gas reserves is inherently risky. The risks set out below are not an exhaustive list, nor should they be taken as a complete summary or description of all the risks related to Company's business and operations. HEI's management team conducts focused strategic planning and has identified the following key risks associated with the Company's business and the oil and natural gas business generally:

• The Company is exposed to commodity price risk whereby the fair value of future cash flows will fluctuate as a result of changes in commodity prices. From time to time, the Company may enter into agreements to receive fixed prices on its oil and natural gas production to offset the risk of revenue losses if commodity prices decline. However, to the extent that the Company engages in price risk management activities to protect itself from commodity price declines, it may also be prevented from realizing the full benefits of price increases above the levels of the derivative instruments used to manage price risk. In addition, the Company's hedging arrangements may expose it to the risk of financial loss in certain circumstances, including instances in which: production falls short of the hedged volumes or prices fall significantly lower than projected, there is a widening of price-base differentials between delivery points for production and the delivery point assumed in the hedge arrangement, counterparties to the hedging arrangements or other price risk management contracts fail to perform under those arrangements, or a sudden unexpected event materially impacts oil and natural gas prices.

• The Company's operating costs could escalate and become uncompetitive due to supply chain disruptions, inflationary cost pressures, equipment limitations, escalating supply costs, commodity prices, and additional government intervention through stimulus spending or additional regulations, which could have a material adverse effect on its financial performance and cash flows. The cost or availability of oil and gas field equipment may adversely affect the Company's ability to undertake exploration, development and construction projects. The oil and gas industry is cyclical in nature and is prone to shortages of supply of equipment and services including drilling rigs, geological and geophysical services, engineering and construction services, major equipment items for infrastructure projects and construction materials generally. These materials and services may not be available when required at reasonable prices. A failure to secure the services and equipment necessary to the Company's operations for the expected price, on the expected timeline, or at all, may have an adverse effect on the Company's financial performance and cash flows.

33 | Hammerhead Energy Inc.	Management Discussion & Analysis

For additional information relating to Hammerhead's operational and other risk factors, please refer to the Company's December 31, 2022 20-F, which along with other relevant documents, is available on EDGAR at www.sec.gov/edgar and SEDAR at www.sedar.com.

Other Advisories

Oil and Gas

"BOEs" may be misleading, particularly if used in isolation. A BOE conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf: 1 bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

This MD&A contains certain oil and gas metrics, including operating netback, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies and should not be used to make comparisons. Such metrics have been included herein to provide readers with additional measures to evaluate the Company's performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods and therefore such metrics should not be unduly relied upon. Management uses these oil and gas metrics for its own performance measurements and to provide security holders with measures to compare the Company's operations over time. Readers are cautioned that the information provided by these metrics, or that can be derived from the metrics presented in this MD&A, should not be relied upon for investment or other purposes.

The Company's aggregate production for the selected periods below and the references to "natural gas", "crude oil" and "NGLs", reported in this MD&A consist of shale gas, tight oil and natural gas liquids product types, respectively, as defined in NI 51-101 and using a conversion ratio of 6 mcf : 1 bbl where applicable:

	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021
Tight oil (bbls/d)	14,813	8,958	9,279	10,025	9,874	7,135	5,854	7,317
Shale gas (Mcf/d)	127,322	99,512	111,353	116,667	113,703	101,028	95,304	104,784
Natural gas liquids (bbls/d)	3,958	3,984	4,273	4,397	4,030	3,787	3,014	3,864
Total (boe/d)	39,992	29,527	32,111	33,867	32,854	27,760	24,752	28,645

Non-GAAP and Other Specified Financial Measures

This MD&A includes certain meaningful performance measures commonly used in the oil and natural gas industry that are not defined under IFRS, as outlined below. These performance measures should not be considered in isolation or as a substitute for performance measures prepared in accordance with IFRS and should be read in conjunction with the consolidated financial statements. Readers are cautioned that these non-GAAP and capital management measures are not standardized financial measures under IFRS, and might not be comparable to similar financial measures disclosed by other entities. The non-GAAP and capital management measures used in this report are summarized as follows:

34 | Hammerhead Energy Inc.	Management Discussion & Analysis

Non-GAAP Financial Measures

Capital Expenditures

Management uses capital expenditures to determine the amount of cash flow used for capital reinvestment and compare its capital expenditures to budget. The measure is comprised of additions to property, plant and equipment ("PP&E") per the consolidated statements of cash flows. See the following table for the reconciliation of capital expenditures to net cash used in investing activities, the most directly comparable GAAP measure.

	Three Months Ended March 31,
(Cdn$ thousands)	2023	2022
Net cash used in investing activities	142,323	95,514
Net change in accounts payable related to the addition of PP&E	30,119	(13,026)
Capital expenditures	172,442	82,488

Available Funding

The available funding measure allows management and other users to evaluate the Company's short term liquidity, and its capital resources available at a point in time. Available funding is comprised of adjusted working capital, the undrawn component of Hammerhead's Credit Facilities, plus the remaining equity commitment related to any outstanding investment agreements in prior periods where applicable. HEI's available funding is disclosed in the "Liquidity" section within this MD&A, which reconciles to the capital management measure, adjusted working capital and its related balance sheet line items.

Operating Netback

Operating netback is calculated by deducting royalties, operating expense, transportation expense, and realized (losses) gains from risk management contracts from oil and gas revenue. Management believes that operating netback is a key industry performance indicator to assess the profitability of the Company's developed and producing assets, and to provide investors with information that is also commonly presented by peers within the industry. HEI's netback is disclosed in the "Operating Netback" section within this MD&A, which includes its most directly comparable GAAP measure, oil and gas revenue.

Funds from Operations, Adjusted Funds from Operations and Free Funds Flow

Funds from operations is comprised of cash provided by operating activities, excluding the impact of changes in non-cash working capital and settlement of decommissioning obligations. Management believes excluding the changes in non-cash working capital provides a meaningful performance measure of the Company's operations on an ongoing basis, as it removes the impact of changes in timing of collections and payments, which are variable. Decommissioning provision costs incurred also vary depending upon the Company's planned capital program and the maturity of operating areas requiring environmental remediation.

Adjusted funds from operations is funds from operations adjusted for other items that are not considered part of the long-term operating performance of the business. Management considers these measures to be key, as they demonstrate the Company's ability to generate the necessary funds to maintain production and fund future growth. Funds from operations and adjusted funds from operations as presented should not be considered an alternative to, or more meaningful than, cash flow from operating activities, net profits or other measures of financial performance calculated in accordance with IFRS.

Free funds flow is an indicator of the efficiency and liquidity of the business, and provides an indication of funds the Company has available for future capital allocation decisions such as the repayment of long-term debt. The measure is calculated as adjusted funds from operations less capital expenditures and settlement of decommissioning obligations.

The following table reconciles funds from operations, adjusted funds from operations and free funds flow to net cash from operating activities, which is the most directly comparable GAAP measure:

35 | Hammerhead Energy Inc.	Management Discussion & Analysis

	Three Months Ended March 31,
(Cdn$ thousands)	2023	2022
Net cash from operating activities	115,541	70,463
Changes in non-cash working capital	10,277	30,162
Settlement of decommissioning obligations	-	123
Funds from operations	125,818	100,748
Transaction costs	8,967	-
Transaction costs, non-cash	(5,793)	-
Gain on foreign exchange	(53)	(2,117)
Unrealized gain on foreign exchange	166	2,074
Other income, excluding transportation income	(311)	(241)
Adjusted funds from operations	128,794	100,464
Capital expenditures	(172,442)	(82,488)
Settlement of decommissioning obligations	-	(123)
Free funds flow	(43,648)	17,853

Non-GAAP Financial Ratios

Operating Netback per boe

Management calculates operating netback per boe as operating netback divided by the Company's total production. Operating netback is a non-GAAP financial measure component of operating netback per boe. Management believes this performance measure provides key information about the profitability of the Company's developed and producing assets, isolated for the impact of changes in production volumes. HEI's operating netback per boe is disclosed in the "Operating Netback" section within this MD&A.

Funds from Operations per boe and Funds from Operations per Basic Share and Diluted Share

Funds from operations per boe is calculated by dividing funds from operations by the Company's total production. Funds from operations per basic share and diluted share is calculated by dividing funds from operations by the Company's basic and diluted weighted average shares outstanding. Funds from operations is a non-GAAP financial measure component of funds from operations per boe, and funds from operations per basic share and diluted share.

Funds from operations per boe is utilized by management to assess the profitability of the Company's developed and producing assets and to compare current results to prior periods or to peers by isolating for the impact of changes in production volumes. Funds from operations per basic share and diluted share is utilized by management to indicate the funds generated from the business that could be allocated to each shareholder's equity position. Funds from operations per boe and funds from operations per basic share and diluted share are disclosed in the "Funds from Operations" section within this MD&A.

Corporate Netback per boe and Adjusted Funds from Operations per Basic Share and Diluted Share

Corporate netback per boe (or adjusted funds from operations per boe) is calculated by dividing adjusted funds from operations by the Company's total production. Adjusted funds from operations per basic share and diluted share is calculated by dividing adjusted funds from operations by the Company's basic and diluted weighted average shares outstanding. Adjusted funds from operations is a non-GAAP financial measure component of corporate netback per boe, and adjusted funds from operations per basic share and diluted share.

Corporate netback per boe is utilized by management to assess the profitability of the Company's developed and producing assets, adjusted for items that are not considered part of the long-term operating performance of the business, and to compare current results to prior periods or to peers by isolating for the impact of changes in production volumes. Adjusted funds from operations per basic share and diluted share is utilized by management to indicate the funds generated from the business that could be allocated to each shareholder's equity position. Corporate netback per boe and adjusted funds from operations per basic share and diluted share are disclosed in the "Adjusted Funds from Operations" section within this MD&A.

36 | Hammerhead Energy Inc.	Management Discussion & Analysis

Capital Management Measures

Adjusted EBITDA and Annualized Adjusted EBITDA

Adjusted EBITDA is calculated as net profit (loss) before interest and financing expenses, income taxes, depletion, depreciation and amortization, adjusted for certain non-cash items, or other items that are not considered part of normal business operations. Annualized adjusted EBITDA is adjusted EBITDA for the quarter, multiplied by four. Adjusted EBITDA indicates the Company's ability to generate funds from its asset base on a continuing and long-term basis, for future development of its capital program and settlement of financial obligations.

Adjusted EBITDA as presented should not be considered an alternative to, or more meaningful than, net profit (loss) before income tax, or other measures of financial performance calculated in accordance with IFRS. The following is a reconciliation of adjusted EBITDA to the most directly comparable GAAP measure, net profit (loss) before income tax:

	Three Months Ended March 31,
(Cdn$ thousands)	2023	2022	% Change
Net loss before income tax	(107,488)	(6,442)	1,569
Add (deduct):
Unrealized (gain) loss on risk management contracts	(21,060)	66,492	(132)
Transaction costs	8,967	-	100
Share-based compensation	4,794	3,175	51
Depletion and depreciation	50,518	35,734	41
Finance expense	6,640	5,577	19
Gain on foreign exchange	(53)	(2,117)	(97)
Loss (gain) on warrant liability	10,426	(281)	N/A
Listing expense	180,478	-	100
Other income, excluding transportation income	(311)	(241)	29
Adjusted EBITDA	132,911	101,897	30

Annualized adjusted EBITDA	531,644	407,588	30

Adjusted Working Capital

Previously, working capital was computed including risk management contracts and the current portion of lease obligations. As at March 31, 2023 and 2022, adjusted working capital has been computed excluding these items. The current presentation of adjusted working capital is aligned with measures used by management to monitor its liquidity for use in budgeting and capital management decisions. Adjusted working capital is defined as the sum of cash, accounts receivable, prepaid expenses and deposits and accounts payable and accrued liabilities.

37 | Hammerhead Energy Inc.	Management Discussion & Analysis

(Cdn$ thousands)	March 31, 2023	December 31, 2022
Cash	(6,666)	(8,833)
Accounts receivable	(79,242)	(89,235)
Prepaid expenses and deposits	(9,935)	(4,564)
Accounts payable and accrued liabilities	189,542	135,547
Adjusted working capital deficit	93,699	32,915

Net Debt, Net Debt to Adjusted EBITDA, and Net Debt to Annualized Adjusted EBITDA

Net debt is calculated as the outstanding balance on the Company's bank debt, term debt and adjusted working capital. Term debt is calculated as the principal amount outstanding, plus accrued PIK interest, converted to Canadian dollars at the closing exchange rate for the period. Net debt to adjusted EBITDA is net debt divided by adjusted EBITDA. Net debt to annualized adjusted EBITDA is net debt divided by annualized adjusted EBITDA. Net debt is used to assess and monitor liquidity at a point in time, while the net debt to EBITDA ratios assist the Company in monitoring its capital structure and financing requirements.

Net debt and net debt to adjusted EBITDA are disclosed in the "Liquidity" section within this MD&A.

Abbreviations

The following is a list of abbreviations that may be used in this MD&A:

bbl	barrel	AECO	AECO "C" hub price index for Alberta natural gas
bbls/d	barrels per day	Crude oil	Tight oil as defined in National Instrument 51-101
boe	barrels of oil equivalent	Natural gas	Shale gas as defined in National Instrument 51-101
boe/d	barrels of oil equivalent per day	GAAP	generally accepted accounting principles
Mcf	thousand cubic feet	G&A	general and administrative
Mcf/d	thousand cubic feet per day	WTI	West Texas Intermediate
mmbtu	million British Thermal Units	CDN	Canadian
NGL	Natural gas liquids	RSUs	Restricted Share Units
GJ	gigajoule

38 | Hammerhead Energy Inc.	Management Discussion & Analysis

CORPORATE INFORMATION

BOARD OF DIRECTORS	HEAD OFFICE
Bryan Begley[2,3]	Eighth Avenue Place
Paul Charron[1,2]	East Tower, Suite 2700
Stewart Hanlon[1,3,4]	525 8th Avenue SW
Michael G. Kohut	Calgary, Alberta T2P 1G1
James McDermott[1,4]	Tel: (403) 930-0560
Jesal Shah	Fax: (403) 930-0569
Scott Sobie	www.hhres.com
Robert Tichio
GRANDE PRAIRIE OFFICE
[1] Member of Audit Committee	301, 11601 101 Ave
[2] Member of Reserves Committee	Grand Prairie, Alberta T8V 3X9
[3] Member of Compensation Committee	Tel: (587) 771-1083
[4] Member of Governance and ESG Committee	Fax: (587) 771-1082

EXECUTIVES	BANKERS
Canadian Imperial Bank of Canada
Scott Sobie	National Bank of Canada
President & Chief Executive Officer	ATB Financial
Business Development Bank of Canada
Michael G. Kohut	Canadian Western Bank
Senior Vice President & Chief Financial Officer	Export Development Canada

Daniel Labelle	AUDITORS
Senior Vice President of Development & A&D	Ernst & Young LLP
Calgary, Alberta
David M. Anderson
Senior Vice President of Operations & Alternative Energy	LEGAL COUNSEL
Burnet, Duckworth & Palmer LLP
Nicki Stevens	Calgary, Alberta
Senior Vice President of Production, Marketing & ESG
INDEPENDENT RESERVOIR CONSULTANTS
Dick Unsworth	McDaniel & Associates Consultants Ltd
Senior Vice President of Business and Organizational	Calgary, Alberta
Effectiveness
REGISTRAR AND TRANSFER AGENT
STOCK EXCHANGE LISTINGS	Computershare Trust Company
Hammerhead Energy Inc's shares are publicly traded on the	Calgary, Alberta
TSX and Nasdaq under the symbol HHRS.

Hammerhead Energy Inc's warrants are publicly traded on the
TSX and Nasdaq under the symbols HHRS.WT and HHRSW.

39 | Hammerhead Energy Inc.	Management Discussion & Analysis